June 12, 2006
VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
                 Amy Bruckner

Re:	Connetics Corporation
File No. 000-27406
Dear Mr. Rosenberg:
We have received your letter of May 16, 2006 (the “Letter”), conveying comments of the staff of the United States Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the year ended December 31, 2005 filed by Connetics Corporation (“Connetics”). As mentioned by Connetics in its letter to Ms. Bruckner dated June 8, 2006, Connetics did not receive a fax copy of the Letter, and did not receive the original Letter in the mail until June 2, 2006.
Connetics is presently working on preparing a full response to the comments, and requests for supplemental information, set forth in the Letter. Connetics presently anticipates it will have completed its internal analysis and preparation of a draft response by Friday, June 16, 2006, at which time it will provide its response to its audit committee and to its auditors, Ernst & Young for their review. Connetics anticipates that it would then be able to provide its response to the staff of the Commission on Monday, June 19, 2006.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Higgins, our Chief Financial Officer, at (650) 843-2883, or me at (650) 843-2843.

Sincerely yours,
/s/ Katrina J. Church

Katrina J. Church Exec. Vice President, Legal Affairs General Counsel and Secretary

cc:	John Higgins, Connetics Corporation
David Michaels, Fenwick & West LLP
Amy Bruckner, SEC
Lisa Vanjoske, SEC